VIA EDGAR CORRESPONDENCE

December 21, 2010

Kimberly A. Browning

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: IVA Fiduciary Trust

SEC File Nos. 333-151800; 811-22211

Post Effective Amendment No. 3

Dear Ms. Browning:

On behalf of IVA Fiduciary Trust (the “Trust”), this letter reflects our discussions via telephone on December 9, 2010, regarding the above-referenced Post-Effective Amendment (the “Amendment”), which was filed with the Securities and Exchange Commission (the “SEC”) on Form N-1A on October 22, 2010.

Your comments and the Trust’s responses are set forth below. We understand that each comment, to the extent applicable, applies to disclosure in the “Fund Summaries” for each series of the Trust (each, a “Fund” and together, the “Funds”). Defined terms used but not defined herein have the meanings ascribed to them in the Amendment.

Prospectus – Investment Objective

1.

Comment: The IVA Worldwide Fund’s investment objective states that it will seek long-term growth of capital by investing in a range of securities and asset classes from markets around the world, including U.S. markets. The IVA International Fund’s investment objective states that it will seek long-term growth of capital by investing in a range of securities and asset classes from markets around the world. Consider relocating to the Principal Investment Strategies section the disclosure in each Fund’s investment objective that describes how it will achieve its investment objective.

Response: The Board of the Trust has approved each Fund’s investment objective. The Trust believes that the disclosure about which markets the Funds will invest in to accomplish their objectives is helpful to shareholders in distinguishing between the Funds. The Trust respectfully declines to make any changes to this disclosure.

Prospectus – Fees and Expenses

2.	Comment: If applicable, state that information about discounts available to shareholders is available in the Statement of Additional Information (the “SAI”).

Response: Information about discounts available to shareholders is not contained in the Trust’s SAI. Therefore, no changes were made.

Prospectus – Fees and Expenses

3.	Comment: Conform lead-in paragraph to Item 3 of N-1A by adding the minimum investment amount to qualify for a sales charge discount on Class A shares.

Response: The Trust has modified the relevant sentence as follows (new disclosure underlined; [deleted disclosure bracketed]):

You may qualify for a sales charge discount on Class A shares of the Worldwide Fund if you or your family invest at least $25,000 in one or more Funds that are series of the IVA Funds [make or agree to make certain minimum investments].

Disclosure for the IVA International Fund has also been modified accordingly.

Prospectus – Fees and Expenses

4.

Comment: Remove the footnote to Maximum Deferred Sales Load under Class A and state the maximum deferred sales charge that a shareholder could pay. It you want to retain the disclosure from the parenthetical you must state it in a parenthetical on the Maximum Deferred Sales Charge line item.

Response: The Trust has deleted the footnote to the noted line item and a discussion of the substance of the footnote is located later in the prospectus under the heading “Shareholder Information—Investment Options—Class A, Class C and Class I Shares.” The Trust has also replaced “None” with “0.75%” and added as a parenthetical to the Maximum Deferred Sales Load line item “(on Class A purchases of $1 million or more).”

Prospectus – Fees and Expenses

5.

Comment: Because the contractual expense reimbursement excludes acquired fund fees and expenses, brokerage expenses, interest expense, taxes and organizational and extraordinary expenses, disclose that a shareholder could end up paying more than the total annual class operating expenses after expense reimbursement.

Response: The Trust has modified the relevant disclosure by adding the following sentence (new disclosure underlined):

IVA has contractually agreed to limit the International Fund’s total annual operating expenses, exclusive of acquired fund fees and expenses, brokerage expenses, interest expense, taxes, organizational and extraordinary expenses, to 1.40%, 2.15% and 1.15% of the average daily net assets of the Fund’s Class A, Class C and Class I shares, respectively. The exclusion of certain of these expenses could result in a shareholder paying more than the total annual class operating expenses after expense reimbursement.

Prospectus – Example

6.

Comment: In the Expense example, the Trust states that “The Examples also assume that your investment has a 5% return each year, the International Fund’s operating expenses (before expense reimbursements, if any) remain the same and the Adviser’s contractual management fee waiver is in effect through January 31, 2012.” Because the Adviser may recoup payments under the contractual expense reimbursement, please don’t use the word “waiver” when describing this arrangement.

Response: The Trust has modified the relevant disclosure as follows (new disclosure underlined; [deleted disclosure bracketed])

The Examples also assume that your investment has a 5% return each year, the International Fund’s operating expenses (before expense reimbursements, if any) remain the same and the Adviser’s contractual expense reimbursement [management fee waiver] is in effect through January 31, 2012.

A conforming change to similar disclosure has also been made in the “Investment Adviser” section.

Prospectus – Example

7.	Comment: Conform the expense example paragraph more closely to the requirements of Item 3 of Form N-1A.

Response: The Trust has modified the relevant sentence as follows (new disclosure underlined; deleted disclosure [bracketed]):

This Example is intended to help you compare the costs of investing in [shares of] the Worldwide Fund with the cost of investing in other mutual funds.

The [Both] Example[s] assumes that you invest $10,000 in [shares of] the Worldwide Fund for the time periods indicated[. The first Example assumes that you] and then redeem all of your shares at the end of those periods. [The second Example assumes that you keep your Class C shares at the end of those periods.] The Example[s] also assumes that your investment has a 5% return each year, the Worldwide Fund’s operating expenses (before expense reimbursements, if any) remain the same and the Adviser’s contractual management fee waiver is in effect through January 31, 2012. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

* * *

[Since only Class C shares have a one-year contingent deferred sales charge, y]You would pay the following expenses if you did not [sell] redeem your Class C shares of the Worldwide Fund [at the end of the following periods]:

* * *

The Example[s] does not reflect sales charges (loads) on reinvested dividends and other distributions. If these sales charges (loads) were included, your costs would be higher.

Disclosure for the IVA International Fund has also been modified accordingly.

Prospectus – Example

8.	Comment: Confirm whether the contractual expense reimbursement has been extended and if it has state the new end date.

Response: The Trust confirms that the contractual expense reimbursement has been extended by the Board of the Trust through January 31, 2012. Disclosure for each Fund has been modified accordingly.

Prospectus – Principal Investment Strategies

9.

Comment: Confirm whether investing in emerging markets is a principal investment strategy of the IVA Worldwide Fund or the IVA International Fund. If so, add appropriate disclosure relating to investments in emerging markets to the Fund’s principal investment strategy.

Response: The Trust confirms that investing in emerging markets is a principal investment strategy of the IVA Worldwide Fund and the IVA International Fund. Accordingly, the Trust has added the following disclosure as a new last sentence of the second paragraph under the heading “Principal Investment Strategies” of the IVA Worldwide Fund (new disclosure underlined):

The Adviser may invest the Fund’s assets in any region of the world. It may invest in companies based in emerging markets, typically in the Far East, Latin America and Eastern Europe, as well as in companies operating in developed countries, such as those of the U.S., Canada, Japan and Western Europe.

The Trust has also added the following disclosure as a new last sentence of the second paragraph under the heading “Principal Investment Strategies” of the IVA International Fund (new disclosure underlined):

The Adviser may invest the Fund’s assets in any region of the world. It may invest in companies based in emerging markets, typically in the Far East, Latin America and Eastern Europe, as well as in companies operating in developed countries, such as those of Canada, Japan and Western Europe.

Prospectus – Principal Investment Strategies

10.	Comment: Confirm that for each principal investment risk there is a corresponding principal investment strategy.

Response: The Trust confirms that for each principal investment risk there is a corresponding principal investment strategy.

Prospectus – Principal Investment Strategies

11.	Comment: Confirm whether each Fund can invest in fixed-income securities of any credit quality.

Response: The Trust confirms that the Funds may invest in fixed income securities of any credit quality, including investment grade securities and those rated below investment grade (junk), or if unrated, as deemed to be of similar credit quality.

Prospectus – Principal Investment Strategies

12.	Comment: Consider modifying disclosure to make it clear that each Fund will invest in fixed income securities with different credit ratings, including junk bonds.

Response: In response to the staff’s comments, the Worldwide Fund has revised the disclosure as follows (new disclosure underlined; deleted disclosure [bracketed]):

As part of its principal investment strategies, the Worldwide Fund intends to invest in: (a) foreign and domestic fixed income securities; (b) common equity securities, American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”); and (c) precious metals, primarily gold bullion. The Fund may invest in fixed income securities of any credit quality including those rated investment grade (rated in one of the four highest ratings categories by Moody’s Investors Service, Inc. (“Moody’s”) or Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s”)) and those considered high-yield and rated below investment grade (rated Ba or lower by Moody’s or BB or lower by Standard & Poor’s, commonly referred to as “junk bonds”). Under normal circumstances, the Worldwide Fund will invest in the following fixed income securities: notes, bills and debentures that are investment grade [ (rated in one of the four highest ratings categories by Moody’s Investors Service, Inc. (“Moody’s”) or Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s”))]; bank debt obligations, high-yield debt securities rated below investment grade [(commonly referred to as “junk bonds”)], convertible securities, Rule 144A securities and structured notes that are rated below investment grade [(rated Ba or lower by Moody’s or BB or lower by Standard & Poor’s) ]or that are in default (Rule 144A securities are restricted securities that can be resold to qualified institutional buyers but not to the general public); and securities issued by supranational organizations and sovereign debt securities that are rated by Moody’s or Standard & Poor’s as either investment grade or below investment grade. Any investments in unrated bonds will be evaluated by the Adviser or by a nationally recognized statistical rating organization to determine the comparative credit quality of the unrated debt. In selecting debt securities to achieve the Worldwide Fund’s investment objective, the Adviser will consider the likelihood of default and the potential for capital appreciation. Although the Worldwide Fund may purchase precious metals in any form (bullion and coins or contract form), the Fund intends to purchase only those forms of precious metals that are readily marketable and that can be stored in accordance with custody regulations applicable to mutual funds.

Disclosure for the IVA International Fund has also been modified accordingly.

Prospectus – Principal Investment Strategies

13.	Comment: Confirm that only strategies that are principal to the Funds are included under the principal investment strategy of each Fund.

Response: The Trust confirms that only those strategies that are principal to each Fund are included in each Fund’s Principal Investment Strategy section.

Prospectus – Principal Investment Strategies

14.

Comment: The Funds each state that “The Worldwide/International Fund typically invests in derivatives to seek to hedge exposure to certain markets and securities and/or for speculative (i.e., non-hedging) purposes.” Explain what is meant by the term “typically” or consider modifying.

Response: The Trust has modified the relevant disclosure as follows (new disclosure underlined; deleted disclosure [bracketed]):

The Worldwide Fund [typically] invests in derivatives primarily to seek to hedge exposure to certain markets and securities and/or for speculative (i.e., non-hedging) purposes.

Disclosure for the IVA International Fund has also been modified accordingly.

Prospectus – Principal Investment Strategies

15.

Comment: Each Fund discloses that it may invest in companies of any capitalization. If a Fund invests in micro-cap securities or large-cap securities as a principal investment strategy, add appropriate disclosure to the Principal Investment Risks section.

Response: The Trust confirms that the Funds invest in companies of any capitalization and they have no principal investment strategy to invest in companies of one particular market capitalization. However, investing in micro-cap securities is not currently a principal investment strategy of the Funds. The Trust has added the following disclosure as a new paragraph under the heading “Principal Investment Risks” (new disclosure underlined):

Large-Capitalization Investing. Large-capitalization stocks as a group could fall out of favor with the market, causing the Fund to underperform investments that focus on small- or medium-capitalization stocks. Larger, more established companies may be slow to respond to challenges and may grow more slowly than smaller companies.

The Trust has also added the following disclosure as a new paragraph under the heading “A Further Discussion of Principal Risks” (new disclosure underlined):

Large-Capitalization Investing. Large-capitalization stocks can perform differently from other segments of the equity market or the equity market as a whole. Companies with large capitalization tend to go in and out of favor based on market and economic conditions and, while they can be less volatile than companies with smaller market capitalizations, they may also be less flexible in evolving markets or unable to implement change as quickly as their smaller counterparts. Accordingly the value of large-capitalization stocks may not rise to the same extent as the value of small or mid-cap companies under certain market conditions or during certain periods.

Prospectus – Performance

16.	Comment: Relocate the second paragraph under the Average Annual Total Returns table so that it precedes the table.

Response: The Trust agrees to relocate the second paragraph under the Average Annual Total Return table so that it precedes the table.

Prospectus – Performance

17.	Comment: Modify the parenthetical that follows the Fund’s Index so that it more closely follows the requirements of Item 4 of Form N-1A.

Response: The Trust has modified the relevant disclosure as follows (new disclosure underlined; deleted disclosure [bracketed]):

MSCI All Country World Index (reflects no deduction for fees, expenses, or taxes [net dividends, which reflect the deduction of withholding taxes])

Disclosure for the IVA International Fund has also been modified accordingly.

Prospectus – Performance

18.

Comment: The Trust may only include disclosure in this section that is permitted under Item 4 of N-1A. The first paragraph after the Average Annual Total Returns table must be either deleted or moved so that it appears after the Fund Summary.

Response: The Trust agrees to delete the first paragraph after the Average Annual Total Returns table. The Trust has added each Fund’s inception date as a parenthetical after “Life of Fund.”

Prospectus – Payments to Investment Providers and Other Financial Intermediaries

19.	Comment: Modify the header to this section so that it is consistent with Item 8 of N-1A.

Response: The Trust has modified the relevant header as follows (new disclosure underlined; deleted disclosure [bracketed]):

Payments to Broker-Dealers [Investment Providers] and Other Financial Intermediaries

Prospectus – Payments to Investment Providers and Other Financial Intermediaries

20.	Comment: Consider modifying the first sentence of this section so that it references a single fund.

Response: In response to the staff’s comment, the disclosure has been revised as follows (new disclosure underlined; deleted disclosure [bracketed]:

If you purchase Fund shares [the Funds] through a broker-dealer or other financial intermediary (such as a bank), [the] a Fund[s] and [their] its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend a Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

Prospectus – More Information About the Funds

21.	Comment: Confirm that there is nothing included in this section that is not identified as a principal investment strategy in the Fund Summary.

Response: The Trust confirms that there is nothing included in this section that is not identified as a principal investment strategy in the Fund Summary.

Statement of Additional Information – Principal Investment Strategies and Risks of the Fund

22.	Comment: Confirm that all principal investment strategies in the SAI are included in the Principal Investment Strategies section of the Prospectus.

Response: The Trust confirms that all principal investment strategies in the SAI are included in the Principal Investment Strategies section of the Prospectus.

Statement of Additional Information – Non-Principal Investment Strategies and Risks of the Fund

23.	Comment: Confirm that all non-principal investment strategies and risks of the Funds are included in the SAI.

Response: The Trust confirms that all non-principal investment strategies and risks of the Funds are included in the SAI.

Statement of Additional Information – Non-Principal Investment Strategies and Risks of the Fund

24.	Comment: Under Borrowing, state that the three days that the Fund has to sell some of its portfolio holdings to reduce the debt and restore the 300% asset coverage do not include Sundays and holidays.

Response: The Trust has modified the relevant disclosure as follows (new disclosure underlined):

If the 300% asset coverage should decline as a result of market fluctuations or other reasons, a Fund may be required to sell some of its portfolio holdings within three days (excluding Sundays and holidays) to reduce the debt and restore the 300% asset coverage, even though it may be disadvantageous from an investment standpoint if the Fund sells securities at that time.

The Trust understands that it is responsible for the adequacy and accuracy of the disclosure in its Amendment; staff comments or changes to disclosure in response to staff comments in the Amendment reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and the Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the Federal securities laws of the United States.

We trust the foregoing is responsive to your comments. Please contact me at (617) 937-5524 if you have any questions regarding the foregoing.

Very truly yours,
/s/ Brian Link
Brian F. Link, Esq.

cc:	Stefanie Hempstead, Chief Financial Officer, IVA Fiduciary Trust

Shanda Scibilia, Chief Compliance Officer, IVA Fiduciary Trust

Clair Pagnano, Esq., K&L Gates LLP